UBS Securities LLC

1285 Avenue of the Americas

New York, NY 10019

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

September 10, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Ronald Alper

Re:	CIIG Capital Partners II, Inc.
Registration Statement on Form S-1
Registration File No. 333-254078

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of CIIG Capital Partners II, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on September 14, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated August 26, 2021 (the “Preliminary Prospectus”) as appear to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

UBS Securities LLC

By: /s/ Tyler Nash

Name: Tyler Nash

Title: Associate Director

By: /s/ Thomas Schadewald

Name: Thomas Schadewald

Title: Director

Barclays Capital Inc.

By: /s/ Jamie Cohen

Name: Jamie Cohen

Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]